SEC
Mail Processing
Section

MAR 01 2017

Washington DC
406

SE

17008707

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-32070

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Christian Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10916 West Half Moon Pass
(No. and Street)

Littleton	CO	80127
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Brode (303) 279-3130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive West	Southfield	Michigan	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Christian Financial Services, LLC

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended 12-31-2016

OATH OR AFFIRMATION

I, Doug W Brode, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Christian Financial Services LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CODY SHANE SINAI
Notary Public - State of Colorado
Notary ID 20164031158
My Commission Expires Aug 16, 2020

Notary Public

[signature]
Signature

CEO-Christian Financial Services LLC
Title

State of Colorado
County of Jefferson
This instrument was acknowledeged before me on 2/27/17
Signature of Notary Public
My commision expires
Aug 16, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Christian Financial Services, LLC
10916 West Half Moon Pass
Littleton, CO 80127

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Christian Financial Services, LLC as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Christian Financial Services, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Christian Financial Services, LLC as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Christian Financial Services, LLC financial statements. Supplemental Information is the responsibility of Christian Financial Services, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 10, 2017

Christian Financial Services LLC

Financial Statements

Statement of Financial Condition

As and for the Year Ending December 31, 2016

Assets		Total
	Cash	38,780
	Receivables	2,000
	Total Assets	40,780
Liabilities		
	Total Liabilities	3,480
Membership Equity		
	LLC	37,300
	Total Membership Equity	37,300
	Total Liabilities and Membership Equity	40,780

The accompanying notes are an integral part of these financial statements

Christian Financial Services LLC

Financial Statements

Statement of Operations

As and For the Year Ending December 31, 2016

Revenue		
	Revenue from Investment Company Shares	182,167
	Total Revenue	182,167
Expenses		
	Other Expenses	6,506
	Total Expenses	6,506
Net Income		175,661

The accompanying notes are an integral part of these financial statements

Christian Financial Services LLC

<u>Financial Statements</u>

Statement of Cash Flows

As and For the Year Ending December 31, 2016

Cash Flows from Operating Activities:		
	Net Income	175,661
	Fixed Assets	0
	Accounts Receivable	0
	Total Adjustments	0
	Net Cash Provided by Operating Activities	175,661
Cash Flows from Financing Activities		
	Member Distribution	169,440
	Net Cash Used by Financing Activities	169,440
Net Increase in Cash		6,221
Cash at Beginning of Period		32,559
Cash at End of Period		38,780

The accompanying notes are an integral part of these financial statements

Christian Financial Services LLC

Financial Statements

Statement of Changes to Membership Equity

As and For the Year Ending December 31, 2016

Balance 1-1-15	43,359
Net Income	175,661
Deductions	181,720
Balance 12-31-15	37,300

The accompanying notes are an integral part of these financial statements

Christian Financial Services, LLC

<u>Financial Statements</u>

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended 12-31-2016

DOES NOT APPLY – There are no Subordinated Liabilities at the Firm

The accompanying notes are an integral part of these financial statements.

CHRISTIAN FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Christian Financial Services, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

<u>Organization</u>

Christian Financial Services, LLC (the "Company"), is a Colorado limited liability company organized on January 1, 2002. The Company is broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operated primary in the Denver Metropolitan Area as an introducing broker under clearing agreements with other broker-dealers.

As a Colorado Limited Liability Company ("LLC"), the Company has the some of the attributes of a sole partnership, a general partnership and a corporation. For tax purposes, it is treated as a partnership. It is essentially a business entity created by contract of the member, much as a limited partnership. The member is protected from personal liability for the act of the LLC, much like a shareholder of a corporation. An LLC also differs from a limited partnership by not imposing personal liability on a member for participating in the management of the LLC.

<u>Description of Business</u>

The Company is engaged in business as a securities broker – dealer for private placements of securities, acting as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

<u>Basis of Accounting</u>

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

<u>Cash and Cash Equivalents</u>

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

<u>Accounts Receivable – Recognition of Bad Debt</u>

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

<u>Revenue Recognition</u>
Commission revenues are recorded by the Company when the service is rendered.

CHRISTIAN FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2015, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent
assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

The company has revenue concentrations; variable annuities and mutual funds. .

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.
There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(i).

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E – COMMITMENTS AND CONTINGENCIES

Christian Financial Services, LLC does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE F – RELATED PARTIES

Related parties took a member distribution of $169,440 in 2016.

NOTE G - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 22, 2016, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Christian Financial Services, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12-31-2016

Computation of Net Capital

Total Stockholder's equity:		$	37,300.00
Non-allowable assets:			
Other Assets	0.00		
Fixed Assets	0.00		
Accounts receivable – other	2,000.00		(2,000.00)
Other Charges	0.00		
Haircuts	0.00		0.00
Net allowable capital		$	35,300.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$	0.00
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000.00
Net capital requirement	$	5,000.00
Excess net capital	$	30,300.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	3,480.00
Percentage of aggregate indebtedness to net capital		9.86%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2015	$	35,300.00
Adjustments:		
Change in Equity (Adjustments)		0.00
Change in Non-Allowable Assets		(0.00)
Change in Haircuts		(0.00)
Change in Undue Concentration		0.00
NCC per Audit		35,300.00
Reconciled Difference	$	(0.00)

Christian Financial Services, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12-31-2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At 12-31-2015 the Company had net capital of $35,300 which was $30,300 in excess of its required net capital of $5,000. The Company's net capital ratio was 0%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(iii)]; All customer transactions cleared through another broker dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Christian Financial Services, LLC.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2016

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Exemptive Provisions Rule 15c3-3

The client is exempt under 15c3-3(k)(1).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2016	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -

Christian Financial Services, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12-31-2016

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 10, 2017

Board of Directors
Christian Financial Services, LLC
10916 West Half Moon Pass
Littleton, CO 80127

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Christian Financial Services, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Christian Financial Services, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) Christian Financial Services, LLC stated that Christian Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Christian Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Christian Financial Services, LLC.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr., CPA

Christian Financial Services LLC
P.O. Box 270164, Littleton, CO 80127
dbrode@ecentral.com (303) 279-3130

February 10, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (1) for FYE December 31, 2016

Dear Mr. Richardson Jr.,

Please be advised that Christian Financial Services, LLC has complied with Exemption Rule 15c3-3 (k) (1), for the period of January 1, 2016 through December 31, 2016. Christian Financial Services, LLC did not hold customer securities or funds at any time during this period and does business on a limited basis (exclusively in publicly traded investment company shares). Christian Financial Services, LLC's past business has been of similar nature and has complied to this exemption since its inception, January 1, 202.

Doug Brode, the president of Christian Financial Services, LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

Doug Brode has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Christian Financial Services, LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (303) 279-3130.

Very truly yours,

Doug Brode

Christian Financial Services, LLC
Doug Brode
President

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
Christian Financial Services, LLC
10916 West Half Moon Pass
Littleton, CO 80127

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31 , 2016, which were agreed to by Christian Financial Services, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Christian Financial Services, LLC Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Christian Financial Services, LLC's management is responsible for Christian Financial Services, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $0.00.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Christian Financial Services, LLC had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 10, 2017

Christian Financial Services, LLC

Schedule of Form SIPC-3 Revenues for the year ended December 31, 2016

Amount ($)	**Business activities through which revenue was earned**
0	Business conducted outside the United States and its territories and possessions
$182,167	Distribution of shares of registered open end investment companies or unit investment trusts
0	Sale of variable annuities
0	Insurance commissions and fees
0	Investment advisory services to one of more registered investment companies or insurance company separate accounts
0	Transactions in securities futures products
$182,167	**Total Revenues**

Mailed 1-6-17

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] 12-31-17
Authorized Signature/Title Date

SIPC-3 2017

8-

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3 FY 2017

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending December 31 2017 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

<u>Interest on Assessments.</u>
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.